SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP ONE MANHATTAN WEST NEW YORK, NY 10001 TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com March 29, 2022

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Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Effie Simpson

Claire Erlanger

Erin Donahue

Jay Ingram

Re:	Crane Holdings, Co.

Registration Statement on Form S-4

Filed March 1, 2022

File No. 333-263119

Ladies and Gentlemen:

On behalf of our client, Crane Holdings, Co. (the “Company”), we hereby provide responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated March 28, 2022 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission by the Company on March 1, 2022.

Following the filing of this letter, the Company will file, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments and to reflect certain other changes.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

March 29, 2022

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (unless otherwise stated) correspond to the page numbers and captions in the Registration Statement.

Principal Stockholders of Crane Co., page 98

1.	Please revise the ownership table to identify the natural person(s) that has voting and dispositive control over the shares held by The Vanguard Group and BlackRock, Inc.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company believes it has complied with the requirements of Regulation SK Item 403. In particular, as permitted by the instructions to Item 403 (including Instruction 3 thereof), the Company has relied on Schedule 13G filings by Crane Co.’s public stockholders. Neither the Company nor Crane Co. has knowledge of the individuals with voting power over the securities or an ability to obtain this information, and the information known to and disclosed by the Company in the Registration Statement relating to the beneficial ownership of the shares reported to be owned by The Vanguard Group and BlackRock, Inc. is limited to the information included in such stockholders’ Schedule 13 filings, which do not identify a natural person with voting or dispositive control over the shares held by each respective investor.

Non-GAAP Reconciliation, page 99

2.

Please enhance your usefulness disclosure to provide a more substantive justification for why management believes that each non-GAAP measure disclosed provides useful information to investors, in lieu of generic boilerplate language in the introductory section. We may have further comment upon reviewing your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company will replace the first two paragraphs on page 99 in the Registration Statement with the following paragraphs in Amendment No. 1:

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

March 29, 2022

“The Company reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). However, certain non-GAAP measures have been provided in this Proxy Statement/Prospectus to facilitate comparison with the prior year.

The Company believes that non-GAAP financial measures which exclude certain items present additional useful comparisons between current results and results in prior operating periods, providing investors with a supplemental view of the underlying trends of the business. The Company also uses these non-GAAP financial measures in making financial, operating, planning and compensation decisions and in evaluating the Company’s performance.

A description of each of the non-GAAP financial measures used by the Company is as follows:

Net Sales before Special Items (Adjusted): This measure adds back to Net Sales deferred revenue related to performance obligations which were assumed by Crane as part of its acquisition of Cummins-Allison on December 31, 2019. In accordance with ASC 805, Business Combinations, the Company remeasured this liability based on the cost to fulfill the obligations plus a normal profit margin. The valuation of deferred revenue was based on the timeline over which the deferred revenue acquired was anticipated to be earned, or one year. We believe that using this non-GAAP financial measure provided an important perspective of the historical baseline revenue of the recently acquired business, and such baseline was useful to investors in their forecasting of future revenue.

Operating Profit before Special Items and Operating Margin before Special Items: The purpose of these measures is to add back to Operating Profit items which are outside of our core performance, some of which may or may not be non-recurring, and which we believe may complicate the interpretation of the Company’s underlying earnings and operational performance. These items include income and expense such as: Acquisition-related deferred revenue, Acquisition-related and integration charges, Transaction related expenses, Repositioning related (gains) charges, and Asbestos and environmental provisions. These items are not incurred in all periods, the size of these items is difficult to predict, and none of these items are indicative of the operations of the underlying businesses. We believe that non-GAAP financial measures that exclude these items provide investors with a supplemental metric that can assist in predicting future earnings and profitability that is complementary to GAAP metrics.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

March 29, 2022

Net income from continuing operations, net of tax, attributable to common shareholders before special items (adjusted): The purpose of these measures is to add back to Net Income items which are outside of our core performance, some of which may or may not be non-recurring and which we believe complicate the presentation of the Company’s underlying earnings and operational performance. These measures include income and expense items that impacted Operating Profit such as: Acquisition-related deferred revenue, Acquisition-related and integration charges, Transaction related expenses, Repositioning related (gains) charges, and Asbestos and environmental provisions. Additionally, these non-GAAP financial measures include income and expense items that impacted Net Income such as: Pension Curtailments and Settlements, gain on the sale of property, realized gain on marketable securities, impact of non-cash pension cost adjustment, and deconsolidation of joint venture. These items are not incurred in all periods, the size of these items is difficult to predict, and none of these items are indicative of the operations of the underlying businesses. We believe that non-GAAP financial measures that exclude these items provide investors with a supplemental metric that can assist in predicting future earnings and profitability that is complementary to GAAP metrics.

Free cash flow: Free cash flow provides supplemental information to assist management and investors in analyzing the Company’s ability to generate liquidity from its operating activities. The measure of free cash flow does not take into consideration certain other non-discretionary cash requirements such as, for example, mandatory principal payments on the Company’s long-term debt.

Non-GAAP financial measures, which may be inconsistent with similarly captioned measures presented by other companies, should be viewed in addition to, and not as a substitute for, the Company’s reported results prepared in accordance with GAAP.”

Exhibits

3.	Please provide a list of the company’s subsidiaries as Exhibit 21. See Item 601 of Regulation S-K.

Response: In response to the Staff’s comment, the Company confirms that the only subsidiary of the Company is Crane Transaction Company, LLC. The Company confirms that it will attach a list of the Company’s subsidiaries as of the filing of Amendment No. 1 as Exhibit 21.1 to Amendment No. 1.

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

March 29, 2022

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2660.

Very truly yours,

/s/ Ann Beth Stebbins
Ann Beth Stebbins
Skadden, Arps, Slate, Meagher & Flom LLP

cc:	Anthony M. D’Iorio

Crane Holdings, Co.